Exhibit 99.3

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Newfoundland and Labrador

Grant Thornton LLP 11th Floor 200 King Street West, Box 11 Toronto, ON M5H 3T4 T +1 416 366 0100 F +1 416 360 4949

December 5, 2022

Dear Sirs/Mesdames:

Re: i-80 Gold Corp. (the “Company”)

Notice of Change of Auditor

This is to advise that in connection with National Instrument 51-102 – Continuous Disclosure Obligations, we have read the Company’s notice of change of auditors dated December 5, 2022 and based on our knowledge at the time, we are in agreement with the statements contained in the notice.

Yours Sincerely,

Chartered Professional Accountants cc: i-80 Gold Corp.